Exhibit 3.1

ROSS MILLER Secretary of State 204 North Carson Street, Ste 1 Carson City, Nevada 89701-4299 (775) 684 5708 Website: secretaryofstate_biz

	Filed in the office of	Document Number 20080159385-71
Certificate of Amendment	Ross Miller	Filing Date and Time
(PURSUANT TO NRS 78.385 AND 78.390)	Secretary of State State of Nevada	03/07/2008 9:00 AM Entity Number
C15153-2002

USE BLACK INK ONLY - DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.        Name of corporation:

PARTICLE DRILLING TECHNOLOGIES, INC.

2.        The articles have been amended as follows (provide article numbers, if available):

Article IV Section 1 has been amended to include the following provisions as a new subsection b.:

b. Ten Million (10,000,000) shares of Preferred Stock, par value $.001 per share (the “Blank Check Preferred Stock”). The Blank Check Preferred Stock may be issued by the Corporation from time to time in one or more series and in such amounts as may be determined by the Board of Directors. The designations, voting rights, amounts of preference upon distribution of assets, rates of dividends, premiums of redemption, conversion rights and other variations, if any, the qualifications, limitations or restrictions thereof, if any, of the Blank Check Preferred Stock, and of each series thereof, shall be such as are fixed by the Board of Directors, authority so to do being hereby expressly granted, and as are stated and expressed in a resolution or resolutions adopted by the Board of Directors providing for the issue of such series of Blank Check Preferred Stock.

3.        The vote by which the stockholders holding shares in the corporation entitling them to exercise  at least a majority of the voting power, or such greater proportion of the voting power as may be  required in the case of a vote by classes or series, or as may be required by the provisions of the* articles of incorporation have voted in favor of the amendment is: 55.6% of voting power approved

4.        Effective date of filing (optional):

(must not be later than 90 days after the certificate is filed)
5. Officer Signature (Required):

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT:  Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State AM 78.385 Amend 2007 Revised on: 01/01/07